Canada Goose Reports Results for
Third Quarter Fiscal Year 2019
Third Quarter Fiscal 2019 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 50.2% to $399.3m

•	Net income per diluted share increased by 66.1% to $0.93

•	Adjusted EBITDA increased by 59.6% to $151.1m

•	Adjusted net income per diluted share increased by 65.5% to $0.96
Adjusted EBITDA and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (February 14, 2019) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the third quarter ended December 31, 2018. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended December 31, 2018 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Fiscal 2019 is shaping up to be another year of impressive results. In our peak selling season we continued to deliver when and where it matters most, while also strengthening our foundation for future success on the global stage.” said Dani Reiss, President & CEO. “We have successfully entered new markets, introduced new product, and increased capacity to meet growing demand in both channels. We remain deeply confident in the long runway we have ahead.”
Third Quarter Fiscal 2019 Results (in Canadian dollars, compared to Third Quarter Fiscal 2018):

•
Total revenue increased by 50.2% to $399.3m from $265.9m, or 49.0% on a constant currency basis(1). Across our business, a higher proportion of customers purchased product earlier in the second half of fiscal 2019 relative to the same period last year, which positively impacted our growth in the quarter.

•
DTC revenue increased to $235.3m from $131.7m. The increase was driven by incremental revenue from five new retail stores and one new e-commerce site, as well as the strong performance of existing retail stores and e-commerce sites.

•
Wholesale revenue increased to $164.0m from $134.2m. The increase was primarily attributable to higher order values from existing partners, coupled with earlier shipment timing relative to last year. Favourable foreign exchange fluctuations and incremental revenue from the acquisition of the business of Baffin Inc. (“Baffin”) also contributed positively.

•	Gross profit increased to $257.3m, a gross margin of 64.4%, compared to $169.1m, a gross margin of 63.6%. The increase in gross margin was driven by a greater proportion of DTC revenue.

•
DTC gross profit was $179.0m, a gross margin of 76.1%, compared to $100.7m, a gross margin of 76.4%. The decrease in gross margin was due to sold inventory manufactured at higher labour costs due to the onset of Ontario’s minimum wage increase at the start of the 2018 calendar year.

•
Wholesale gross profit was $78.3m, a gross margin of 47.7%, compared to $68.4m, a gross margin of 51.0%. The decrease in gross margin was due to changes in product mix, profit which would otherwise have been recognized on sold Baffin inventory due to a fair value markup at acquisition, and manufacturing labour cost increases, which had a more significant impact in the channel due to the difference between wholesale and retail selling prices. For the nine months ended December 31, wholesale gross margin was 49.2% compared to 48.2% during the same period last year.

•	Operating income was $139.9m, compared to $89.9m. The increase in operating income was driven by revenue growth and gross margin expansion, partially offset by SG&A growth investments.

•
Unallocated corporate expenses were $61.3m, compared to $44.0m. The increase was primarily due to investments to support growth in marketing, corporate headcount and IT, including Greater China operations. Professional fees and other costs relating to public company compliance also increased.

•	Unallocated depreciation and amortization was $5.3m, compared to $2.4m, driven by the retail store opening program.

•
DTC operating income was $141.4m, an operating margin of 60.1%, compared to $79.1m, an operating margin of 60.0%. The benefit of strong sales productivity across the channel was partially offset by incremental SG&A fees to operating partners in Greater China.

•
Wholesale operating income was $65.1m, an operating margin of 39.7%, compared to $57.2m, an operating margin of 42.7%. The decrease in operating margin is attributable to the decline in wholesale gross margin described above, partially offset by lower SG&A as a percentage of sales.

•	Net income was $103.4m, or $0.93 per diluted share, compared to $63.0m, or $0.56 per diluted share. The increase in net income was due to higher operating income and a lower effective tax rate.

•	Adjusted EBITDA(1) was $151.1m, compared to $94.7m.

•	Adjusted net income(1) was $107.2m, or $0.96 per diluted share, compared to adjusted net income of $64.5m, or $0.58 per diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Revised Fiscal 2019 Outlook
Based on the strength of reported financial results for the nine months ended December 31, with significant contributions from both channels, as well as current trends in the business, the Company has revised its outlook for fiscal 2019, which was previously provided with the release of second quarter fiscal 2019 results on November 14, 2018.

For fiscal 2019, the Company currently expects:

•	Annual revenue growth in the mid-to-high thirties on a percentage basis, compared to at least 30%

•	Adjusted EBITDA margin(1) expansion of at least 150 basis points compared to fiscal 2018, unchanged

•	Annual growth in adjusted net income per diluted share(1) in the mid-to-high forties on a percentage basis, compared to at least 40%
Key assumptions underlying the fiscal 2019 outlook above are as follows:

•	Wholesale revenue growth in the mid-to-high teens on a percentage basis, compared to high-single-digits, due to sales outperformance in the channel year-to-date

•	SG&A growth investments in infrastructure and people including IT and the establishment of a country office in Greater China to lead market development efforts

•	SG&A fees to operating partners on DTC sales in Greater China

•	Capital expenditures of approximately $70 million including investments in new retail stores, IT and manufacturing capacity

•	Weighted average diluted shares outstanding of 112.1 million

•	Effective annual tax rate approximately in-line with fiscal 2018
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Change in Fiscal Year-End
Effective as of fiscal 2020, the Company’s fiscal year will end on the Sunday closest to March 31. Further details are included in Management’s Discussion and Analysis for the third quarter of fiscal 2019.
Conference Call Information
A conference call to discuss third quarter fiscal 2019 results is scheduled for today, February 14, 2019, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 8698664 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High

Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 3,400 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to adjusted net income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, and adjusted net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected adjusted EBITDA and adjusted net income, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from adjusted EBITDA and adjusted net income. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The reconciliation also includes the calculation of adjusted EBITDA margin. This is equal to adjusted EBITDA for the period presented as a percentage of revenue for the same period. The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for our fiscal 2019 outlook, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the three and nine months ended December 31, 2018 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements, including, without limitation, our revised fiscal 2019 outlook. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, our ability to achieve our expectations regarding our performance, changing industry trends, our ability to execute our business plan and growth strategies, including our plans for expansion into Greater China, our expectations regarding seasonal trends, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, the key assumptions underlying the fiscal 2019 outlook described above, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities. We caution investors not to rely on the forward-looking statements contained in this press release when making a decision to invest in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Three months ended December 31		Nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Revenue	399.3	265.9	674.3	466.4
Cost of sales	142.0	96.8	259.9	197.0
Gross profit	257.3	169.1	414.4	269.4
Gross margin	64.4%	63.6%	61.5%	57.8%
Selling, general and administrative expenses	112.1	76.8	217.1	139.2
SG&A expenses as % of revenue	28.1%	28.9%	32.2%	29.8%
Depreciation and amortization	5.3	2.4	12.3	6.9
Operating income	139.9	89.9	185.0	123.3
Operating income as % of revenue	35.0%	33.8%	27.4%	26.4%
Net interest and other finance costs	3.9	3.4	11.1	10.1
Income before income taxes	136.0	86.5	173.9	113.2
Income tax expense	32.6	23.5	39.3	25.2
Effective tax rate	24.0%	27.2%	22.6%	22.3%
Net income	103.4	63.0	134.6	88.0
Other comprehensive income (loss)	1.9	(1.7)	3.7	(0.4)
Comprehensive income	105.3	61.3	138.3	87.6
Earnings per share
Basic	$0.94	$0.59	$1.23	$0.82
Diluted	$0.93	$0.56	$1.20	$0.79
Weighted average number of shares outstanding
Basic	109,717,345	107,442,446	109,234,744	106,980,180
Diluted	111,729,981	111,612,786	111,754,074	111,058,977
Other data: (1)
Adjusted net income	107.2	64.5	141.6	84.1
Adjusted net income per share	$0.98	$0.60	$1.30	$0.79
Adjusted net income per diluted share	$0.96	$0.58	$1.27	$0.76
EBITDA	146.3	93.2	200.3	132.6
Adjusted EBITDA	151.1	94.7	209.2	127.4
(1) Adjusted net income, adjusted net income per share and per diluted share, EBITDA, and adjusted EBITDA are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at December 31, 2018 and 2017 and March 31, 2018
(in millions of Canadian dollars)

	December 31	December 31	March 31
	2018	2017	2018
Assets	$	$	$
Current assets
Cash	102.3	62.1	95.3
Trade receivables	97.5	78.4	11.9
Inventories	217.8	124.8	165.4
Income taxes receivable	—	—	5.1
Other current assets	28.4	17.5	23.3
Total current assets	446.0	282.8	301.0

Deferred income taxes	8.8	6.8	3.0
Property, plant and equipment	82.2	57.1	60.2
Intangible assets	150.9	135.2	136.8
Other long-term assets	9.1	0.5	2.1
Goodwill	53.1	45.3	45.3
Total assets	750.1	527.7	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	137.5	96.1	109.6
Provisions	15.2	15.8	6.3
Income taxes payable	20.3	15.7	17.7
Total current liabilities	173.0	127.6	133.6

Provisions	13.7	11.3	10.8
Deferred income taxes	15.1	13.9	13.3
Revolving facility	—	—	—
Term loan	147.1	132.6	137.1
Other long-term liabilities	12.6	6.6	10.0
Total liabilities	361.5	292.0	304.8

Shareholders' equity	388.6	235.7	243.6
Total liabilities and shareholders' equity	750.1	527.7	548.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three and nine months ended December 31
(in millions of Canadian dollars)

	Three months ended December 31		Nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	103.4	63.0	134.6	88.0
Items not affecting cash:
Depreciation and amortization	6.4	3.3	15.3	9.3
Income tax expense	32.6	23.5	39.3	25.2
Interest expense	3.7	3.3	10.8	9.9
Unrealized foreign exchange (gain) loss	3.4	1.1	2.9	(8.6)
Share-based compensation	1.1	0.7	2.7	1.4
	150.6	94.9	205.6	125.2
Changes in non-cash operating items	104.5	88.3	(86.9)	(24.4)
Income taxes (paid) received	(5.3)	0.5	(35.9)	(4.9)
Interest paid	(3.2)	(2.5)	(8.4)	(7.7)
Net cash from operating activities	246.6	181.2	74.4	88.2
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12.3)	(10.7)	(21.4)	(19.9)
Investment in intangible assets	(5.6)	(3.1)	(13.6)	(6.6)
Business combination	(33.4)	(0.1)	(33.4)	(0.6)
Net cash used in investing activities	(51.3)	(13.9)	(68.4)	(27.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment on revolving facility	(124.9)	(118.9)	—	(8.9)
Deferred financing fees	—	—	—	(0.4)
Exercise of stock options	0.3	0.4	2.5	0.6
Net cash from (used in) financing activities	(124.6)	(118.5)	2.5	(8.7)
Effects of foreign currency exchange rate changes on cash	(0.6)	—	(1.5)	—
Increase in cash	70.1	48.8	7.0	52.4
Cash, beginning of period	32.2	13.3	95.3	9.7
Cash, end of period	102.3	62.1	102.3	62.1

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods indicated.

CAD $ millions (unaudited)	Three months ended December 31		Nine months ended December 31
	2018	2017	2018	2017
Net income	103.4	63.0	134.6	88.0
Add (deduct) the impact of:
Income tax expense	32.6	23.5	39.3	25.2
Net interest and other finance costs	3.9	3.4	11.1	10.1
Depreciation and amortization	6.4	3.3	15.3	9.3
EBITDA	146.3	93.2	200.3	132.6
Add (deduct) the impact of:
Transaction costs of Secondary Offerings (a)	0.6	—	1.8	1.5
Transaction and other costs of the Baffin acquisition (b)	2.1	—	2.1	—
Unrealized foreign exchange gain on Term Loan Facility (c)	1.4	1.1	1.3	(8.5)
Share-based compensation (d)	0.5	0.3	2.3	0.7
Pre-store-opening costs (e)	0.2	0.1	1.4	1.1
Adjusted EBITDA	151.1	94.7	209.2	127.4
Adjusted EBITDA Margin	37.8%	35.6%	31.0%	27.3%

CAD $ millions (unaudited)	Three months ended December 31		Nine months ended December 31
	2018	2017	2018	2017
Net income	103.4	63.0	134.6	88.0
Add (deduct) the impact of:
Transaction costs of Secondary Offerings (a)	0.6	—	1.8	1.5
Transaction and other costs of the Baffin acquisition (b)	2.1	—	2.1	—
Unrealized foreign exchange gain on Term Loan Facility (c)	1.4	1.1	1.3	(8.5)
Share-based compensation (d)	0.5	0.3	2.3	0.7
Pre-store-opening costs (e)	0.2	0.1	1.4	1.1
Amortization on intangible assets acquired by Bain Capital (f)	—	0.3	—	1.4
Total adjustments	4.8	1.8	8.9	(3.8)
Tax effect of adjustments	(1.0)	(0.3)	(1.9)	(0.1)
Adjusted net income	107.2	64.5	141.6	84.1

(a)
In connection with the Secondary Offerings completed in November 2018, June 2018 and July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

(b)
Represents transaction costs in connection with the acquisition and the impact of gross margin which would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under the Legacy Plan and cash payroll taxes paid by the Company of $0.3m and $1.7m in the three and nine months ended December 31, 2018 respectively, on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(f)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7m, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

The table below reconciles revenue as reported to revenue on a constant currency basis for the periods presented:

	For three months ended		$ Change			% Change
CAD $ millions	December 31, 2018	December 31, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	164.0	134.2	29.8	(1.6)	28.1	22.2%	20.9%
DTC	235.3	131.7	103.6	(1.4)	102.3	78.7%	77.7%
Total revenue	399.3	265.9	133.4	(3.0)	130.4	50.2%	49.0%

	For nine months ended		$ Change			% Change
CAD $ millions	December 31, 2018	December 31, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	365.4	306.2	59.2	(4.9)	54.3	19.3%	17.7%
DTC	308.9	160.2	148.7	(1.7)	147.1	92.8%	91.8%
Total revenue	674.3	466.4	207.9	(6.6)	201.4	44.6%	43.2%

Contacts
Investors:
IR@canadagoose.com
Media:
media@canadagoose.com